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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25
                            COMMISSION FILE NUMBER: 0-19497

                              NOTIFICATION OF LATE FILING

(CHECK ONE): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR For Period Ended: December 31, 1996
/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR
For the Transition Period Ended:

          READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
                           PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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    Full Name of Registrant: Mobley Environmental Services, Inc.
    Former Name if Applicable: N/A
    Address of Principal Executive Office (Street and Number): 4415 E. Greenwood City, State and Zip Code: Baytown, Texas 77520

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PART II -- RULES 12b-25(b) AND (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ /    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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     State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On March 17, 1997, the Company filed for review by the Commission a Revised Preliminary Information Statement in connection with the pending sale of substantially all of its operating assets to United States Filter Corporation. Significant portions of the Company's Annual Report on Form 10-K for the year ended December 31, 1996 will be excerpted from the Information Statement. Consequently the Company plans to delay filing of its Annual Report on Form 10-K pending the Commission's review of the Information Statement.

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PART IV -- OTHER INFORMATION
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   (1) Name and telephone number of person to contact in regard to this notification

       W. Christopher Chisholm             (281)            383-7033
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                    (Name)                (Area Code)      (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(b) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
       filed? If answer is no, identify report(s).              /X/ Yes  / / No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject
       report or portion thereof?                               /X/ Yes  / / No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       For the year ended December 31, 1996, the Company's net loss was $10,235,000, or $1.16 per share, compared to $1,463,000, or $0.17 per share, in the same period of 1995. As discussed in the following paragraphs, the 1996 results of operations were significantly impacted by the decision of the Company's Board of Directors to sell substantially all of its operating assets and discontinue both of its business segments.


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       In connection with the sale of the assets of its waste management services segment, the Company recorded a loss of $7,621,000 (net of a deferred income tax benefit of $698,000) during the 1996 third quarter, representing the estimated loss on the disposal of the business segment. Additionally, the Company accrued $331,000 for expected losses during the phase-out period from October 1, 1996 through the expected closing date of the sale.

       Additionally, in anticipation of the planned divestitures and after consideration of its ongoing operational needs, the Company recorded certain restructuring expenses during the 1996 third quarter amounting to $650,000, which further contributed to the year's loss.




                                  MOBLEY ENVIRONMENTAL SERVICES, INC.



Date:  April 1, 1997              By: /s/ W. Christopher Chisholm
                                     -------------------------------------------
                                      W. Christopher Chisholm,
                                      Vice President and Chief Financial Officer


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
           CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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